                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                       Total-Tel USA Communications, Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  89151T 10-6
                                 --------------
                                 (CUSIP Number)

                                 Walt Anderson
                    c/o Swidler Berlin Shereff Friedman, LLP
                                919 Third Avenue
                            New York, New York 10022
                    Attn: Richard A. Goldberg (212) 758-9500
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

  September 26, 1998, September 28, 1998, October 9, 1998 and October 23, 1998
  ----------------------------------------------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No.     89151T  10-6                                                   Page    2    of      6       Pages
          ---------------------                                                   -------     -----------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  Walt Anderson
----------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [ ]
                                                                                                                   (b) [ ]
----------------------------------------------------------------------------------------------------------------------------

3        SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO
----------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                                [ ]

----------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
----------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                  1,379,740
    BENEFICIALLY       -----------------------------------------------------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH                   0
      REPORTING        -----------------------------------------------------------------------------------------------------
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                  1,857,634
                       -----------------------------------------------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                               0
----------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                           1,857,634
----------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                               [ ]

----------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           24.2%
----------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                           IN
----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 89151T   10-6                                                      Page    3    of    6      Pages
          -------------                                                           -------    ---------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  Revision LLC
----------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [ ]
                                                                                                         (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
----------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                                [ ]

----------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
----------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                  1,378,940
    BENEFICIALLY       -----------------------------------------------------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH                   0
      REPORTING        -----------------------------------------------------------------------------------------------------
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                  1,857,434
                       -----------------------------------------------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                               0
----------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  1,857,434
----------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                               [ ]

----------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.2%
----------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  OO
----------------------------------------------------------------------------------------------------------------------------


                        AMENDMENT NO. 11 TO SCHEDULE 13D


          This Amendment No. 11 to Schedule 13D filed by Revision LLC, a Delaware limited liability company ("Revision"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"), supplements
Item 3, 4 and 7 and amends and restates paragraph (b) of Item 5 of the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel, a British Virgin Islands corporation ("Gold & Appel"), and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on July 29, 1998 ("Amendment No. 8"), Amendment No. 9 thereto filed with the SEC on August 19, 1998 ("Amendment No. 9") and Amendment No. 10 thereto filed with the SEC on September 29, 1998 ("Amendment No. 10"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10. Unless otherwise noted, all data included in this Amendment No. 11 reflects a 2 for 1 stock split of the Common Shares which was effected on July 15, 1998.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

          On September 26, 1998, Revision acquired 138,000 Common Shares through the exercise of an option (the "Option") granted pursuant to the Agreement (the "Option Shares"). The source of the funds for such exercise were a capital contribution to Revision by Gold & Appel. The purchase price for the Option Shares was $19.75 per share or an aggregate of $2,746,200.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

          At a hearing on September 28, 1998, the Court found that the purchase of 477,694 Common Shares by a third party, Thomas Cirrito, violated the Injunction against the indirect acquisition by Revision of additional Common Shares. As a remedy for the violation, the Court has enjoined Revision from voting an equal number of shares owned by Revision as were purchased by Mr. Cirrito.

          At a hearing on October 9, 1998, the Court granted Revision's motion and ordered that 600,000 Common Shares issued to the ESOP trust be enjoined from voting pending the outcome of the litigation.

          On October 23, 1998, counsel to Revision sent counsel to the Issuer a letter dated October 23, 1998 (the "Letter") alleging that the Issuer materially misrepresented certain of the Court's orders in a Current Report on Form 8-K dated October 9, 1998 (the "8-K") and demanding that the Issuer take steps to immediately amend the 8-K to accurately reflect the Court's orders. The 8-K erroneously states that the Court found Anderson and Gold & Appel in contempt of Court for violating certain of the Court's orders. By Order dated October 15, 1998, the Court specifically did not find Anderson and Gold & Appel in contempt of Court but simply held Anderson in violation of the Issuer's rights. The Letter also alleges that the Issuer's disclosure in its 8-K regarding the Court's ruling on the Issuer's recently adopted ESOP is materially misleading. The 8-K states that Court found "that the adoption of the ESOP was an appropriate business judgment." The Letter states that the Court enjoined the voting of any undistributed Common Shares under the ESOP in light of the timing of the ESOP. The Court's order does not state that the adoption of the ESOP was an appropriate business judgment. A copy of the Letter is attached hereto as Exhibit 7.1.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The responses set forth in (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

          (b) The sole power to vote or direct the voting of and the power to dispose or direct the disposition of the Anderson Shares is held by Mr. Anderson.

          As the Manager and holder of 100% of the voting membership interests in Revision, Mr. Anderson has the sole power to vote or direct the voting of 1,379,940 Common Shares (which excludes 477,694 Common Shares to which Revision is enjoined from voting) and the power, in the name and on behalf of Revision, to dispose of the 1,857,434 Common Shares beneficially owned by Revision. Accordingly, Mr. Anderson may be deemed to be the beneficial owner of the Revision Shares, and thereby the beneficial owner of 1,857,634 or 24.2% of the outstanding Common Shares.

          The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 7,673,154 outstanding Common Shares of the Issuer as of September 11, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 1998 (600,000 of such shares were issued to the ESOP trust and have been enjoined from voting pending the outcome of the litigation).
See Item 4.

          The number of shares shown to be beneficially owned by Mr. Anderson and Revision excludes 477,694 shares owned by Thomas Cirrito as to which Mr. Anderson and Revision disclaim beneficial ownership. See Schedule A hereto for certain information concerning Mr. Cirrito.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBIT.

          Exhibit 7.1 Letter from counsel to Revision to counsel to the Issuer dated October 22, 1998.

                                   SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    October 23, 1998

                                             REVISION LLC

                                             By: /s/ Walt Anderson
                                                 ----------------------------
                                                      Walt Anderson, Manager

                                   Schedule A

          Thomas J. Cirrito is a natural person and a citizen of the United States of America ("Mr. Cirrito"). Mr. Cirrito's business address is 6429 Georgetown Pike, McLean, Virginia 22101. Mr. Cirrito's principal occupation is general partner of Atocha, L.P., a Texas limited partnership ("Atocha"). Atocha, a Texas limited partnership, has its principal business address at 6429 Georgetown Pike, McLean, Virginia 22101. Atocha's principal business is investment capital management for growth.

          The following represents Mr. Cirrito and Atocha's ownership of Common
Shares:

          Atocha beneficially owns, as of July 15, 1998, 484,694 Common Shares, representing approximately 6.3% of the outstanding Common Shares.

          Mr. Cirrito beneficially owns, as of July 15, 1998, 504,694 Common Shares, representing approximately 6.6% of the outstanding Common Shares. Mr. Cirrito has the sole power to vote and dispose of 20,000 Common Shares owned in his name and as the general partner of Atocha, 484,694 Common Shares beneficially owned by Atocha.

          Atocha purchased a total of 484,694 Common Shares between April 7, 1998 and July 12, 1998 as set forth below (the information set forth below does not reflect the stock split of the Issuer which was effected on July 15, 1998):


     DATE ACQUIRED          NUMBER OF SHARES          PRICE PER COMMON SHARE
       04/07/98                  3,500                          35.09
       04/23/98                  1,000                          42.09
       04/23/98                  1,000                          42.09
       04/23/98                    137                          42.09
       04/23/98                    220                          42.09
       04/23/98                    200                          42.09
       04/24/98                    200                          42.09
       04/24/98                    640                          42.09
       04/24/98                    300                          42.09
       04/24/98                    303                          42.09
       04/24/98                    425                          42.09
       04/24/98                  1,000                          42.09
       04/27/98                    500                          42.09
       04/27/98                  1,000                          42.09
       04/27/98                    100                          41.59
       04/28/98                    400                          42.09
       04/28/98                    500                          42.09
       04/28/98                    200                          42.09

       DATE ACQUIRED            NUMBER OF SHARES     PRICE PER COMMON SHARE
         04/29/98                    2,875                  42.09
         04/29/98                      500                  41.34
         04/30/98                      400                  41.34
         04/30/98                      100                  41.34
         04/30/98                      100                  41.34
         04/30/98                      100                  41.34
         05/04/98                      100                  41.34
         05/04/98                      195                  41.34
         05/04/98                    1,000                  41.34
         05/05/98                    1,000                  41.34
         05/05/98                    1,000                  41.34
         05/06/98                      505                  41.34
         05/07/98                    1,000                  40.96
         05/11/98                    3,200                  40.84
         05/12/98                      400                  40.84
         05/12/98                      400                  40.84
         05/14/98                      100                  40.09
         05/14/98                      100                  40.59
         05/19/98                      300                  40.59
         05/21/98                    1,000                  40.59
         05/21/98                      250                  40.59
         05/22/98                      200                  40.59
         05/27/98                      100                  40.59
         05/27/98                      200                  40.59
         05/27/98                      500                  40.59
         04/28/98                      350                  40.59
         05/28/98                    1,000                  40.59
         05/28/98                      450                  40.59
         05/28/98                      300                  40.59
         05/29/98                      250                  40.59
         06/01/98                      100                  40.59
         06/01/98                      800                  40.59
         06/02/98                      200                  39.34
         06/02/98                      250                  40.59
         06/02/98                      150                  40.59
         06/03/98                      300                  40.59
         06/03/98                      200                  40.59

      DATE ACQUIRED          NUMBER OF SHARES     PRICE PER COMMON SHARE
        06/03/98                    200                  39.09
        06/03/98                    300                  40.09
        06/04/98                    175                  40.59
        06/04/98                    300                  40.59
        06/05/98                    500                  40.59
        06/05/98                    800                  50.59
        06/05/98                  1,000                  40.59
        06/08/98                  1,625                  40.59
        06/09/98                  1,000                  39.09
        06/09/98                    120                  39.09
        06/09/98                    800                  39.09
        06/11/98                  1,000                  40.84
        06/11/98                  1,300                  40.84
        05/12/98                    100                  41.34
        06/12/98                    200                  41.34
        06/12/98                    625                  41.34
        06/12/98                  1,155                  41.34
        06/12/98                  1,000                  40.34
        06/12/98                  1,900                  40.84
        06/17/98                    500                  40.59
        06/17/98                  5,500                  40.59
        06/17/98                190,000                  40.12
        06/25/98                    300                  40.96
        07/01/98                    187                  40.875
        07/02/98                    160                  40.875

          Mr. Cirrito purchased a total of 10,000 Common Shares between August 27, 1997 and September 3, 1997 as set forth below (the number of shares set forth below does not reflect the stock split of the Issuer which was effected on June 15, 1998):


     DATE ACQUIRED           NUMBER OF SHARES     PRICE PER COMMON SHARE
       08/27/97                   4,000                  $21.71
       09/23/97                   1,000                   22.34
       09/03/97                   4,000                   22.34

          The funds used to purchase the above mentioned 242,347 Common Shares by Atocha and 10,000 Common Shares by Mr. Cirrito derived from profits from other investments and working capital from Atocha and personal funds of Mr. Cirrito.

          During the past five years, neither Mr. Cirrito nor Atocha has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.